

December 23, 2014

Via E-mail
Vincent Genovese
Chief Executive Officer
NAC Global Technologies, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re:** **NAC Global Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 15, 2014**
> **File No. 333-200969**

Dear Mr. Genovese:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority (FINRA) call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangement for the offering.

Undertakings, page II-2

2. Unless you are planning to conduct the subject offering in reliance on Rule 415 of Regulation C and omit information from your prospectus in reliance on Rule 430C of Regulation C, please remove as inapplicable the undertakings provided in paragraph (3) on page II-2.

Signatures, page II-3

3. Please revise your signature page to also provide or specifically identify the signatures of your principal executive officer, principal financial officer, and your controller or principal accounting officer. To the extent that an individual serves in and is signing in more than one capacity, please include the appropriate designation on the signature page.

Exhibit Index, page II-4

Exhibit 5.1

4. We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective and we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Danovitch (*via e-mail*)
    Robinson Brog Leinwand Greene Genovese & Gluck P.C.